SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA[redacted]

06012724

SUPPL

Date
April 7, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 6 and April 7, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
April 6, 2006	Press Release	Invitation to Capital Market Briefing in Stockholm, May 15, 2006	law and by the listing agreement with Stockholm Stock Exchange
April 7, 2007	Press Release	Skanska brings its largest Ever Public Private Partnership project to the Financing market- investing GBP 48 M, about SEK 650 M, which will secure a Construction contract of around GBP 1 billion, about SEK 13.6 billion	law and by the listing agreement with Stockholm Stock Exchange

dlw 4/20

File Number 82-34932

SKANSKA

Press Release

April 6, 2006

Invitation to Capital Market Briefing in Stockholm, May 15, 2006

After years of significant divestments, Skanska's commercial development businesses now focus on new development - customized facilities in selected locations.

The residential segment is strong in Sweden, Norway and Finland. Now Skanska is also starting residential development in Denmark.

Cost reduction through industrialized construction and smarter purchasing also paves the way for initiatives like the development of rental apartments in Sweden.

On May 15, we would like to give you an opportunity to learn more about the commercial and residential development in Skanska.

The one-day meeting will take place in Stockholm starting at 08:30 AM (CET) and will end after dinner. The location will be confirmed in due course.

The agenda in brief:

- Skanska's strategy
- Skanska Commercial Development Nordic
- Skanska Commercial Development Europe
- Skanska Residential Development Nordic
- Site visits
- Dinner

During the day you will meet Stuart Graham, President and CEO, Hans Biörck, CFO and Johan Bergman, EVP and responsible in the Senior Executive Team for Skanska's Residential and Commercial development. You will also meet Business Unit Presidents and senior staff members. A more detailed agenda and practical information will be sent out prior to the meeting.

If you intend to participate, please **register no later than April 27** to Skanska AB, Agneta Wendelstam, e-mail agneta.wendelstam@skanska.se (phone +46 8 753 88 29 or fax +46 730 41 69). Travel and lodging will be arranged and paid for by the participants.

We are looking forward to seeing you in May.

For further information please contact:

Anders Lilja, Senior Vice President Investor Relations, Skanska AB,
tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.comT

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

April 7, 2006

Skanska brings its largest ever Public Private Partnership project to the financing market – investing GBP 48 M, about SEK 650 M, which will secure a construction contract of around GBP 1 billion, about SEK 13.6 billion

A consortium led by Skanska and Innisfree has now signed a contract with the Barts and The London NHS Trust for the financing, design, construction and operation of St Bartholomew's Hospital in the City of London and The Royal London Hospital, Whitechapel in the East of London under the UK Government's Private Finance Initiative.

The signing of this contract enables the project to proceed towards the final stages of financing and reach financial close - which is anticipated by the end of this month. Once financial close has been achieved, the project will be included in Skanska's order bookings.

The Barts and The London PFI redevelopment is the UK's largest hospital project under a Public Private Partnership and will be Skanska's largest ever construction project.

The consortium project company is named Capital Hospitals and is owned by Skanska, Innisfree and Equion. The contract agreement, which lasts for 42 years, means that Skanska will:

- receive a construction contract amounting to around GBP 1 billion, about SEK 13.6 billion.
- receive a hard facilities management contract which following completion of construction is valued at about GBP 7.5 million per year, about SEK 100 M.
- invest GBP 48 M (including GBP 8 M in mezzanine finance) about SEK 650 M, corresponding to a holding of 37.5 percent in the project company.

In cooperation with its investment partners, Skanska Infrastructure Development will manage Capital Hospitals.

Skanska UK will undertake the design and construction assignment on the two sites, which covers a built area of 270,000 square meters. This comprises new construction and refurbishment of some of the existing facilities; Skanska UK will also be responsible for facilities management

services for the 42 year contract period. Preliminary work has begun and the first phases are scheduled to be completed by 2010. All construction will be completed by 2016. The hospitals will remain in operation during the entire construction period.

The Royal London will be the largest new hospital in the UK. St Bartholomew's will be transformed into a Cancer and Cardiac Centre of Excellence. The combined facilities will provide a total of up to 1,248 patient beds.

Barts and The London NHS Trust will continue to make all decisions on clinical management and development, with patient care provided free at the point of delivery just as it is now.

More information and images are available at:
www.skanska.com/bartsandthelondon

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99
Anders Lilja, Senior Vice President Investor Relations, Skanska AB,
tel +46 8 753 88 01

For further information about Barts and The London NHS Trust, please contact Marie Mangan, Head of Media Relations,
Tel +44 20 7480 4891

This and previous releases can also be found at *www.skanska.com*

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

Skanska is a leader in the UK's Public Private Partnership (PPP)/Private Finance Initiative (PFI) program with a portfolio of schemes worth in excess of GBP 3.8 billion, about SEK 52 billion.

Skanska Infrastructure Development has now developed and invested (or undertaken to invest) more than GBP 90 M, about SEK 1.2 billion, in UK PFI projects, mainly hospitals and schools.